Exhibit 4.5
ZHOU XIN
and
SHANGHAI CRIC INFORMATION TECHNOLOGY CO., LTD.

EQUITY PLEDGE AGREEMENT
in respect of
SHANGHAI TIAN ZHUO ADVERTISING CO., LTD.

April 1, 2008

Equity Pledge Agreement
This Equity Pledge Agreement (hereinafter, this “Agreement”) is entered into in Shanghai of the People’s Republic of China (hereinafter, the “PRC”) as of April 1, 2008 by and between the following Parties:
(1)	Zhou Xin (hereinafter, the “Pledgor”) Identity Card No.:

(2)	Shanghai CRIC Information Technology Co., Ltd. (hereinafter, the “Pledgee”) Registered Address: Room 308, Technology Tower A, No. 149 Yanchang Road, Shanghai Legal Representative: Zhou Xin
(In this Agreement, the aforesaid parties are hereinafter referred to individually as a “Party” and collectively as the “Parties”)
Whereas :
(1)
Pledgor is the registered shareholder of Shanghai Tian Zhuo Advertising Co., Ltd. (with its registered address at Room 201, Building 2, No. 38 Haiguang Road, Shanyang Town, Jinshan District, Shanghai and its legal representative being Zhou Xin, hereinafter referred to as the “Company”), legally holding 100% equity interest in the Company (hereinafter, the “Company Equity”), and his contribution amounts in the registered capital of the Company and his shareholding percentages as of the date hereof are set out in Appendix I hereto.

(2)
Pursuant to the Loan Agreement dated April 1, 2008 between Pledgee and Pledgor (hereinafter, the “Loan Agreement”), Pledgee has provided a loan amounting to seventy million Renminbi (RMB70,000,000) to Pledgor. Pledgor will use this loan to provide shareholder loan to the Company as working capital necessary for the Company’s daily operation.

(3)
Pursuant to the Equity Transfer Exclusive Option Agreement dated April 1, 2008 among Pledgee, Pledgor and the Company (hereinafter, the “Equity Transfer Option Agreement”), Pledgor shall, to the extent permitted by the PRC Law, and upon the request of Pledgee, transfer all or part of the equity interests held by him in the Company to Pledgee and/or any other entity or individual designated by Pledgee.

(4)
Pursuant to the Shareholder’s Voting Rights Proxy Agreement dated April 1, 2008 among Pledgee, Pledgor and the Company (hereinafter, the “Voting Rights Proxy Agreement”), Pledgor has already fully entrusted the power to exercise on his behalf all voting right in the Company entitled to Pledgor as the shareholder thereof.

(5)
Pursuant to the Consulting and Service Agreement dated April 1, 2008 between Pledgee and the Company (hereinafter, the “Service Agreement”), the Company has appointed Pledgee to provide relevant consulting service and agrees to pay Pledgee the corresponding service fee for such service.

(6)
As a guarantee for the performance of the Contract Obligations (as defined below) and the repayment of the Guaranteed Liabilities (as defined below) by Pledgor and the Company, Pledgor agrees to pledge to Pledgee all of the Equity Interest held by him in the Company, and to grant to Pledgee a right of priority in the pledge.

Therefore, the Parties hereby agree as follows upon mutual consultations:
Article 1 Definitions
1.1	Unless otherwise required by the context, the following terms herein shall have the following meanings:

“Contract Obligations”
means all contractual obligations of Pledgor under the Equity Transfer Option Agreement, Voting Rights Proxy Agreement, Loan Agreement and this Agreement, and all contractual obligations of the Company under the Equity Transfer Option Agreement, Service Agreement and Voting Rights Proxy Agreement.

“Event of Default”
means any of the following events: (1) any breach by Pledgor of its Contractual Obligations under the Equity Transfer Option Agreement, Voting Rights Proxy Agreement, Loan Agreement or this Agreement; (2) any breach by the Company of its Contractual Obligations under the Equity Transfer Option Agreement, Service Agreement or Voting Rights Proxy Agreement; or (3) any of the Equity Transfer Option Agreement, Loan Agreement, Voting Rights Proxy Agreement, Service Agreement or this Agreement becomes invalid or unenforceable due to the change of PRC Law, promulgation of new PRC Law or any other reasons, and Pledgee is unable to make alterative arrangement for the realization of the purpose under the Transaction Agreements.

“Equity Pledge”	has the meaning set forth in Section 2.2 of this Agreement.

“Guaranteed Liabilities”
means all direct, indirect, derivative losses and foreseeable loss of profits suffered by Pledgee as a result of any Event of Default of Pledgor and/or the Company, the amount of which shall be determined by Pledgee at its sole discretion, which shall be binding on Pledgor; as well as all fees incurred in the enforcement of performance of the Contractual Obligations of Pledgor and/or the Company by Pledgee.

“Pledged Property”
means all of the Equity Interest in the Company lawfully owned by Pledgor as of the effective date hereof, and shall be pledged to Pledgee pursuant to the provisions hereof as the guarantee for the performance of the Contractual Obligations by Pledgee and the Company, the details of the Pledged Equity Interest of Pledgor are set out in Appendix I hereto, as well as the increased contribution and dividends in accordance with Articles 2.6 and 2.7 hereof.

“PRC Law”	means the then effective laws, administrative regulations, administrative rules, local regulations, judicial interpretations and other binding regulatory documents of the PRC.

“Power of Attorney”	has the meaning set forth in Section 12.11 of this Agreement.

“Rights”	has the meaning set forth in Section 12.6 of this Agreement.

“Transaction Agreements”	means the Equity Transfer Option Agreement, Loan Agreement, Voting Rights Proxy Agreement and Service Agreement.
1.2
The references to any PRC Law herein shall be deemed to (1) include the amendments, changes, supplements and reenactments of such law, irrespective of whether they take effect before or after the execution of this Agreement; and (2) include other decisions, notices or regulations enacted in accordance therewith or effective as a result thereof.

1.3	Unless otherwise specified herein, all references to an article, clause, item or paragraph shall refer to the relevant part hereof.

Article 2 Equity Pledge
2.1
Pledgor hereby agrees to pledge to Pledgee the Pledged Property which he lawfully owns and is entitled to dispose of pursuant to the provisions hereof as the guarantee for performance of the Contractual Obligations and repayment of the Guaranteed Liabilities.

2.2
Pledgor undertakes that he will be responsible for, on the date hereof, the recording of the equity pledge arrangement hereunder (hereinafter, the “Equity Pledge”) on the shareholders register of the Company, and shall make his best efforts to complete the relevant registration procedures with the competent administration for industry and commerce.

2.3
Within the effective term of this Agreement, Pledgee shall not be liable in any way for loss in the value of the Pledge Property, nor shall Pledgor be entitled to claim in any way or make any demand on Pledgee in respect thereof unless such loss is directly caused by intentional misconduct or gross negligence of Pledgee.

2.4
Subject to the provision of Article 2.3 above, in the event of any possible obvious loss in the value of the Pledged Property, which is sufficient to adversely affect Pledgee’s rights, Pledgee may at any time auction or sell off the Pledged Property on behalf of Pledgor, and use the proceeds from such auction or sale-off as early repayment of the Guaranteed Liabilities upon agreement with Pledgor, or submit such proceeds to the local notary institution where Pledgee is domiciled (any fees incurred in relation thereto shall be borne by Pledgor).

2.5	In case of any Event of Default, Pledgee is entitled to dispose of the Pledged Property as set forth in Article 4 hereof.
2.6
Only upon prior consent by Pledgee shall Pledgor be able to increase his capital contribution to the Company. The increased capital of the Company as a result of the capital contribution increase to the Company by Pledgee shall belong to the Pledged Property.

2.7
Only upon prior consent by Pledgee shall Pledgor be able to receive dividends from the Pledged Property. The dividends received by Pledgor from the Pledged Property shall be deposited into Pledgee’s bank account designated by Pledgee and subject to the supervision of Pledgee, and shall be used as the Pledged Property for discharge of the Guaranteed Liabilities in first priority.

2.8	Pledgee is entitled to dispose of any Pledged Property of Pledgor pursuant to the provisions hereof upon the occurrence of any Event of Default.

Article 3 Release of Pledge
Upon full and complete performance of all Contractual Obligations (whether based on the obligations arising from contracts; whether based on the obligations arising from any existing contract or any contract to be executed by Pledgor, the Company and Pledgee) by Pledgor and the Company, Pledgee shall, according to the requirements of Pledgor, release the pledge hereunder, and cooperate with Pledgor in handling the cancellation of the Equity Pledge record in the shareholders register of the Company. Reasonable fees incurred in the release of the pledge shall be borne by Pledgee.
Article 4 Disposal of the Pledged Property
4.1
Pledgor and Pledgee hereby agree that, in case of any Event of Default, Pledgee shall be entitled to exercise, upon written notice to Pledgor, all of its rights and powers arising under default remedies under the PRC Law, the Transaction Agreements and the terms hereof, including but not limited to repayment in priority with proceeds from auctions or sale-offs of the Pledged Property. Pledgee shall not be liable for any loss resulting from its reasonable exercise of such rights and powers.

4.2	Pledgee is entitled to designate in writing its legal counsel or any other agent to exercise on its behalf any and all rights and powers set out above, and Pledgor shall not oppose thereto.
4.3
All reasonable fees incurred in Pledgee’s exercise of any or all of the above rights and powers shall be borne by Pledgor. Pledgee is entitled to deduct such costs as actually incurred from the proceeds acquired in its exercise of such rights and powers.

4.4	The proceeds acquired by Pledgee in its exercise of its rights and powers shall be used in the following order:

First, to pay for all costs incurred in connection with the disposal of the Pledged Property and the exercise by Pledgee of its rights and powers (including but not limited to, court fees and remuneration to its legal counsel and agents);

Second, to pay for any taxes payable in connection with the disposal of the Pledged Property; and

Third, to repay the Guaranteed Liabilities to Pledgee.

If there is any balance after the above payments, Pledgee shall return the same to Pledgor or other persons entitled thereto pursuant to relevant laws and regulations, or submit the same to the local notary institution where Pledgee is domiciled (any fees incurred in relation thereto shall be borne by Pledgor).

4.5
Pledgee shall be entitled to elect to exercise, simultaneously or otherwise, any of the default remedies it is entitled to; Pledgee is not obliged to exercise other default remedies before its exercise of the auctions or sale-offs of the Pledged Property hereunder.

Article 5 Fees and Costs
All actual costs in connection with the creation of the Equity Pledge hereunder, including (but not limited to) stamp duties, any other taxes, all legal fees, etc., shall be borne by Pledgee.
Article 6 Continuity and No Waiver
The Equity Pledge hereunder is a continuous guarantee, and shall remain valid until the full performance of the Contractual Obligations or the full repayment of the Guaranteed Liabilities. No exemption or grace period granted by Pledgee to Pledgor concerning any breach by Pledgor or delay by Pledgee in its exercise of any of its rights hereunder and under the Transaction Agreements, shall affect the rights of Pledgee to demand at any time hereafter the strict performance of the Transaction Agreements and this Agreement by Pledgor or the rights entitled to Pledgee arising from subsequent breach by Pledgor of the Transaction Agreements and/or this Agreement pursuant to this Agreement, relevant PRC Law and the Transaction Agreements.
Article 7 Representations and Warranties
Pledgor hereby represents and warrants to Pledgee as follows:
7.1
Pledgor is a PRC citizen with full capacity and with full and independent legal status and legal capacity; has obtained appropriate authorization to execute, deliver and perform this Agreement; and may act independently as a subject of actions.

7.2
Pledgor has full power and authority to execute and deliver this Agreement and all other documents related to the transaction contemplated hereunder to be executed by Pledgor, and has full power and authority to consummate the transaction set forth herein.

7.3
All reports, documents and information provided by Pledgor to Pledgee prior to the effectiveness of this Agreement concerning Pledgor and all issues required hereunder are true and accurate in all material aspects as of the effective date hereof.

7.4
All reports, documents and information provided by Pledgor to Pledgee after the effective date hereof concerning Pledgor and all issues required hereunder are true, accurate and valid in all material aspects at the time when provided.

7.5
As of the effective date hereof, Pledgor is the sole legal owner of the Pledged Property and is entitled to dispose of the Pledged Property or any part thereof, and there is no outstanding dispute concerning the ownership of the Pledged Property.

7.6	Except for the encumbrance created on the Pledged Property hereunder and the rights under the Transaction Agreements, there is no other encumbrance or third party interest on the Pledged Property.
7.7	The Pledged Property can be pledged or transferred in accordance with law, and Pledgor has the full right and power to pledge it to Pledgee pursuant to the provisions hereof.
7.8	This Agreement constitutes the legal, valid and binding obligations of Pledgor upon due execution by Pledgor.
7.9
Any consent, permission, waiver or authorization by any third person, or any approval, permission, exemption by any government authority, or any registration or filing formalities (if required by laws) with any government authority with respect to the execution and performance hereof and the Equity Pledge hereunder have already been handled or obtained, and shall be fully valid within the term of this Agreement.

7.10
The execution and performance by Pledgor of this Agreement do not violate or conflict with any applicable laws, or any agreement to which it is a party or which is binding on its assets, any judgment rendered by a court, any arbitration awards issued by an arbitration institution, or any decision made by an administrative authority.

7.11	The pledge hereunder constitutes the security interest with first priority on the Pledged Property.
7.12
There is no pending or, to the knowledge of Pledgor, threatening litigation, legal proceeding or demand in any court or any arbitral tribunal against Pledgor, or his property, or the Pledged Property; there is no pending or, to the knowledge of Pledgor, threatening litigation, legal proceeding or demand by any governmental or administrative authority against Pledgor, or his property, or the Pledged Property, which shall be of material or detrimental effect on the economic status of Pledgor or his capability to perform the obligations hereunder and the Guaranteed Liabilities.

7.13
Pledgor hereby warrants to Pledgee that the above representations and warranties shall remain true and accurate at any time and under any circumstance prior to the full performance of the Contractual Obligations and the full repayment of the Guaranteed Liabilities and shall be fully complied with.

Article 8 Undertakings of Pledgor
Pledgor hereby undertakes to Pledgee as follows:
8.1
Without the prior written consent by Pledgee, Pledgor shall not create or permit the creation of any new pledge or any other encumbrance on the Pledged Property; pledge or any other encumbrance on the whole or part of the Pledged Property created without the prior written consent by Pledgee shall be null and void.

8.2
Without prior written notice to Pledgee and Pledgee’s prior written consent, Pledgor shall not transfer the Pledged Property, and any attempt by Pledgor to transfer the Pledged Property shall be null and void. The proceeds from transfer of the Pledged Property by Pledgor shall be used for the repayment in advance of the Guaranteed Liabilities or for submission to a third party agreed to by Pledgee.

8.3
In case of any litigation, arbitration or other demand which may have a detrimental effect on the interest of Pledgor or Pledgee under the Transaction Agreements and this Agreement or the Pledged Property, Pledgor undertakes to notify Pledgee in writing in a timely manner and shall take, according to the reasonable requirements of Pledgee, all necessary measures to ensure the pledge interest of Pledgee in the Pledged Property.

8.4	Pledgor shall not conduct or permit any act or action which may have a detrimental effect on the interest or the Pledged Property of Pledgee under the Transaction Agreements and this Agreement.
8.5
Pledgor guarantees that he shall, according to the reasonable requirements of Pledgee, take all necessary measures and execute all necessary documents (including but not limited to supplementary agreement hereto) so as to ensure the pledge interest of Pledgee in the Pledged Property and the exercise and realization of such rights.

8.6
In the event of any transfer of any Pledged Property resulting from the exercise of the right to the pledge hereunder, Pledgor guarantees that he shall take all necessary measures for the realization of such transfer.

Article 9 Change of Circumstances
As supplement to and not in conflict with the Transaction Agreements and other terms hereof, if at any time, any PRC Law is promulgated or changed, or the interpretation or application of such laws is changed, or the relevant registration procedures are changed, thereby rendering Pledgee to believe that the continuous effectiveness of this Agreement and/or disposal of the Pledged Property in the way provided herein shall be illegal or in conflict with such laws, Pledgor shall, upon the written direction of Pledgee and pursuant to its reasonable request, promptly take any action and/or execute any agreement or other document, so as to:
(1)	ensure the effectiveness of this Agreement;

(2)	facilitate the disposal of the Pledged Property in the manner provided herein; and/or

(3)	maintain or realize the purpose hereof or the guarantee established in accordance herewith.
Article 10 Effectiveness and Term of This Agreement
10.1	This Agreement shall become effective upon the satisfaction of all of the following conditions:
(1)	this Agreement is duly executed by each of the Parties;

(2)	the Equity Pledge hereunder has been lawfully recorded in the shareholders register of the Company; and

(3)	the Equity Pledge hereunder has been registered at the competent administration for industry and commerce.
Pledgor shall provide Pledgee with the registration certificate of the Equity Pledge in the aforementioned shareholders register in the form satisfactory to Pledgee.
10.2	This Agreement shall remain valid until the full performance of the Contractual Obligations or the full discharge of the Guaranteed Liabilities.
Article 11 Notices
11.1	Any notice, request, demand and other correspondence required by or made in accordance with this Agreement shall be in writing and delivered to the relevant Party.
11.2
The above notice or other correspondence shall be deemed to have been delivered upon delivery when it is transmitted by facsimile or telex; or upon handover to the receiver when it is delivered in person; or on the fifth (5) day after posting when it is delivered by mail.

Article 12 Miscellaneous
12.1
Pledgee may, upon notice to Pledgor, and without consent from Pledgor, assign Pledgee’s rights and/or obligations hereunder to any third party; however, Pledgor may not, without Pledgee’s prior written consent, assign his rights, obligations or liabilities hereunder to any third party. Successors or permitted assignees (if any) of Pledgor shall continue to perform the obligations of Pledgor hereunder.

12.2
This Agreement is made in Chinese in two (2) counterparts with each Party retaining one copy, and additional counterparts (if necessary) may be executed accordingly for the purpose of registration or filing.

12.3	The execution, effectiveness, performance, amendment, interpretation and termination of this Agreement shall be governed by the PRC Law.
12.4
Any dispute arising hereunder and in connection herewith shall be settled through consultations between the Parties, and if no agreement regarding such dispute can be reached by the Parties within thirty (30) days upon its occurrence, such dispute shall be submitted to the Shanghai Sub-commission of China International Economic and Trade Arbitration Commission for arbitration in Shanghai in accordance with the arbitration rules thereof, and the arbitration award shall be final and binding on the Parties.

12.5
Any rights, powers and remedies entitled to any Party by any provision herein shall not preclude any other rights, powers and remedies entitled to such Party in accordance with laws and other provisions hereunder, and the exercise of its rights, powers and remedies by a Party shall not preclude its exercise of its other rights, powers and remedies.

12.6
No failure or delay by a Party to exercise any of its rights, powers and remedies hereunder or in accordance with laws (hereinafter, the “Rights”) shall be construed as a waiver of such Rights, and the waiver of any single or partial exercise of the Rights shall not preclude its exercise of such Rights in any other way and of other Rights.

12.7	The headings of the Articles herein are for reference only, and in no circumstances shall such headings be used in or affect the interpretation of the provisions hereof.
12.8
Each provision contained herein shall be severable and independent from other provisions, and if at any time one term or terms herein are held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining terms herein shall not be affected as a result thereof.

12.9
Any amendments or supplements to this Agreement shall be in writing. Except for assignment by Pledgee of its rights hereunder pursuant to Article 12.1, the amendments hereof or supplements hereto shall take effect only upon due execution by the Parties hereto.

12.10	Subject to Section 12.1 above, this Agreement shall be binding on the legal successors of the Parties.
12.11
At the even date with the date hereof, Pledgor shall sign a power of attorney (as set out in Appendix II hereto, hereinafter the “Power of Attorney”) to authorize any person designated by Pledgee (hereinafter, the “Agent”) to sign on his behalf any and all necessary legal documents for the exercise by Pledgee of his rights hereunder pursuant to this Agreement. Such Power of Attorney shall be kept by Pledgee and, when necessary, Pledgee may at any time submit the Power of Attorney to the relevant government authorities. When and only when a written notice is issued by Pledgee to Pledgor on removal of the Agent, Pledgor shall immediately revoke the entrustment of the existing Agent, and entrust any other person then designated by Pledgee to, on his behalf and pursuant to this Agreement, execute any and all legal documents necessary for Pledgee to exercise Pledgor’s rights hereunder; the new Power of Attorney shall supersede the previous one upon execution. Except for the above circumstances, Pledgor shall not revoke the Power of Attorney issued to the Agent.

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[Execution Page]
IN WITNESS WHEREOF, the Parties have caused this Equity Pledge Agreement to be executed as of the date and in the place first set forth above.

Zhou Xin
Signature:	/s/ Zhou Xin

Shanghai CRIC Information Technology Co., Ltd.
(Seal)
Signature:	/s/ Shanghai CRIC Information Technology Co., Ltd.
Name:
Position:

Appendix I:
Basic Information of the Company
Company Name: Shanghai Tian Zhuo Advertising Co., Ltd.
Registered Address: Room 201, Building 2, No. 38 Haiguang Road, Shanyang Town, Jinshan District, Shanghai
Registered Capital: One million Renminbi
Legal Representative: Zhou Xin
Equity Structure:

	Registered Capital	Percentage of
Shareholder’s Name	(RMB)	Contribution

Zhou Xin	One million Renminbi	100%
Total	One million Renminbi	100%
Financial Year: 1 January to 31 December of a calendar year

Appendix II:
Format of the Power of Attorney
I hereby irrevocably entrust  _____, with his/her identity card number  _____, to be my authorized agent to sign on my behalf all relevant legal documents with respect to the exercise of all the shareholder’s rights corresponding to the equity interest held by myself in Shanghai Tian Zhuo Advertising Co., Ltd. (including but not limited to transfer of such equity, but excluding attending shareholders’ meetings or exercising shareholder’s voting rights at the shareholders’ meetings of such company).

Zhou Xin
Signature: